UNITED STATES
     SECURITIES AND EXCHANGE COMMISSION
           Washington, D.C. 20549

                SCHEDULE 13D/A
  Under the Securities Exchange Act of 1934

             QUEPASA.COM, INC.
              (Name of Issuer)

   COMMON STOCK, PAR VALUE $.001 PER SHARE
       (Title of Class of Securities)
                 74833W-10-7
               (CUSIP Number)

Gary Trujillo, One Arizona Center, 400 E. Van Buren, 4th floor,
              Phoenix, AZ 85004
(Name, Address and Telephone Number of Person Authorized to
     Receive Notices and Communications)

               February 21, 2002
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box []

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Michael D. Silberman, Mark Kucher, Kevin Dieball.

2. Check the Appropriate Box if a Member of a Group (See Instructions)
  (a).........X...............................................
  ....................................................
  (b)........................................................

3. SEC Use Only .........................................................

4. Source of Funds (See Instructions)
   a. Michael D. Silberman - PF
   b. Mark D. Kucher - PF
   c. Kevin Dieball - PF
   d. Ernest C. Garcia II - OO
   e. Verde Capital Partners, LLC - OO
   f. Verde Investments, Inc. - OO
   g. Jeffrey Peterson - PF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
  2(d) or 2(e) .................

6. Citizenship or Place of Organization UNITED STATES and CANADA

7. Sole Voting Power Number of Shares - 4,788,714
     a. Michael D. Silberman - 1,065,000
     b. Mark D. Kucher - 2,386,243
     c. Kevin Dieball - 410,000
     d. Ernest C. Garcia II - 0
     e. Verde Capital Partners, LLC - 561,562
     f. Verde Investments, Inc. - 365,909
     g. Jeffrey Peterson - 0

8. Shared Voting Power Beneficially Owned by

9. Sole Dispositive Power Each Reporting Person
     a. Michael D. Silberman - 1,065,000
     b. Mark D. Kucher - 2,386,243
     c. Kevin Dieball - 410,000
     d. Ernest C. Garcia II - 0
     e. Verde Capital Partners, LLC - 561,562
     f. Verde Investments, Inc. - 365,909
     g. Jeffrey Peterson - 0

10. With Shared Dispositive Power - 4,788,714

11. Aggregate Amount Beneficially Owned by Each Reporting Person
     a. Michael D. Silberman - 1,065,000
     b. Mark D. Kucher - 2,386,243
     c. Kevin Dieball - 410,000
     d. Ernest C. Garcia II - 0
     e. Verde Capital Partners, LLC - 561,562
     f. Verde Investments, Inc. - 365,909
     g. Jeffrey Peterson - 0

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13. Percent of Class Represented by Amount in Row (11) - 27.9%
     a. Michael D. Silberman - 1,065,000 - 6.2%
     b. Mark D. Kucher - 2,386,243 - 13.9%
     c. Kevin Dieball - 410,000 - 2.4%
     d. Ernest C. Garcia II - 0%
     e. Verde Capital Partners, LLC - 561,562 - 3.27%
     f. Verde Investments, Inc. - 365,909 - 2.13%
     g. Jeffrey Peterson - 0%

14. Type of Reporting Person (See Instructions)
     a. Michael D. Silberman - IN
     b. Mark D. Kucher - IN
     c. Kevin Dieball - IN
     d. Ernest C. Garcia II - IN
     e. Verde Capital Partners, LLC - OO
     f. Verde Investments, Inc. - CO
     g. Jeffrey Peterson - IN


MICHAEL D. SILBERMAN - CUSIP NO. 74833W-10-7

Item 1. Security and Issuer.

This Schedule 13D/A statement relates to shares of common stock, $.001 par value per share, of Quepasa.com, Inc., a Nevada corporation. The Issuer's principal executive offices are located at 400 E. Van Buren, Fourth Floor, Phoenix, Arizona.

Item 2. Identity and Background.

    (a) Michael D. Silberman
    (b) 5314 Round Meadow Road Hidden Hills, CA 91302-1165
    (c) Present Principal Occupation: Reporting Person is a retired business professional.
    (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
    (e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.
    (f) The Reporting Person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Considerations.

The Reporting Person Michael D. Silberman paid an aggregrate of
$179,739.00 from his own personal funds for 1,065,000 shares of the Issuer's common stock.

Item 4. Purposes of Transaction.

On January 7, 2002, Michael Silberman, Mark Kucher and Kevin Dieball filed a joint amended Schedule 13D to report that they had verbally agreed on January 4, 2002 to vote their respective shares in uniformity as to any issues that may come before the stockholders of the Issuer. On February 8, 2002, Ernest C. Garcia II, Verde Capital Partners LLC and Verde Investments, Inc. filed a joint initial Schedule 13D to report that they had granted to Michael Silberman, or his designee, a proxy to vote all shares of the Issuer owned by them. On February 21, 2002, Jeffery Peterson, a founder and former principal officer of the Issuer, verbally agreed to consult with and provide advice to Michael Silberman, Mark Kucher, Kevin Dieball, Ernest C. Garcia II, Verde Capital Partners LLC, and Verde Investments, Inc. with respect to the voting of their respective shares in the Issuer. Michael Silberman, Mark Kucher, Kevin Dieball, Ernest C. Garcia II, Verde Capital Partners LLC, Verde Investments, Inc., and Jeffrey Peterson, (collectively "Silberman Group") now file this joint amended Schedule 13D because they may be deemed a group within the meaninging of Section 13(d)(3) of the Securities Exchange
Act of 1934 with respect to their beneficial ownership of common stock in the Issuer.

Reporting Person Michael Silberman acquired the shares primarily as an investment. Reporting Person Silberman's purposes for the acquisition of the Issuer securities may also include, without limitation, plans or proposals such as the following:

(1) dispositions of the Issuer securities through sales, transfers and other means of disposing of the securities; (2) causing the sale or transfer of assets of Issuer or any of its subsidiaries; (3) a change in the present board of directors or management of Issuer; (4) change in the capitalization or dividend policy of Issuer; (5) a change in Issuer's charter, bylaws or other corporate documents and instruments; (6) causing a class of securities of Issuer to be delisted or not traded on an exchange, system or association;
(7) a corporate transaction, such as a merger, reorganization or liquidation involving Issuer or any of its subsidiaries;(8) a joint venture, partnership or management arrangement impacting Issuer, or any of its subsidiaries and/or affiliate entities or persons; (9) acquisitions of additional securities of Issuer; (10) other changes in Issuer's business or corporate structure; and
(11) other actions similar to any of those listed above.

Mr. Silberman reserves the right to determine in the future whether to change the purpose or purposes described above.

Item 5. Interest in Securities of the Issuer.

(a) Reporting Person Michael D. Silberman beneficially owns 1,065,000 shares of common stock of Issuer, or approximately 6.21% of the outstanding shares of Issuer's common stock.

(b) The Reporting Person Michael D. Silberman has sole power to vote all shares set forth in Item 5(a), above.

(c) No transactions in the securities of the Issuer, other than those described herein, were effected by Michael Silberman since the most recent amended
Schedule 13D filing made by Mr. Silberman on January 7, 2002.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Michael D. Silberman, Mark Kucher and Kevin Dieball have not entered into any written agreement but have verbally agreed to vote their respective shares in uniformity with one another as to any issues that may come before the stockholders of the company. Further are consulting with one another regarding the issuer. The individuals completely agreed to act as set forth as of January 4, 2002.

The Proxy Agreement between Ernest C. Garcia II, Verde Capital Partners LLC, Verde Investments, Inc. and Michael Silberman was previously attached as an exhibit to the Schedule 13D filed by Ernest C. Garcia II, Verde Capital Partners LLC, Verde Investments, Inc. on February 8, 2002.

Jeffrey Peterson has not entered into any written agreement with Michael Silberman, Mark Kucher, Kevin Dieball, Ernest C. Garcia II, Verde Capital Partners LLC, and Verde Investments, Inc. Mr. Peterson made a verbal agreement to provide advice to the Silberman Group on February 21, 2002.

  Signature
  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

  Date February 22, 2002
  /S/ MICHAEL D. SILBERMAN
  _____________________________________
  Michael D. Silberman

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided,however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)



MARK D. KUCHER - CUSIP NO. 74833W-10-7

Item 1. Security and Issuer.

This Schedule 13D/A statement relates to shares of common stock, $.001 par value per share, of Quepasa.com, Inc., a Nevada corporation. The Issuer's principal executive offices are located at 400 E. Van Buren, Fourth Floor, Phoenix, Arizona.

Item 2. Identity and Background.

(a) Mark D. Kucher
(b) 1410-700 West Georgia St., Vancouver, British Columbia, Canada.
(c) Present Principal Occupation: Reporting Person is a financier and financial consultant.
(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.
(f) The Reporting Person is a citizen of Canada.

Item 3. Source and Amount of Funds or Other Considerations.

(a) Reporting Person Mark D. Kucher purchased shares of the issuer on the open market beginning on December 27, 2000. Reporting Person became a 5% stockholder on August 31, 2001. The equity ownership of the Reporting Person in the issuer exceeded 10% on November 30, 2001.

(b) Reporting Person Mark D. Kucher purchased 2,386,243 shares of common stock in the Issuer for an aggregate amount of $279,606.29. Mr. Kucher used his personal funds for these purchases.

Item 4. Purposes of Transaction.

On September 7, 2001, Reporting Person Mark D. Kucher filed both an initial and an amended Schedule 13D, and on December 4, 2001 he filed a second amended Schedule 13D. On January 7. 2002, Mr. Kucher filed an amended Schedule 13D along with Michael Silberman and Kevin Dieball.

The Reporting Person Mark D. Kucher's purposes for the acquisition of the Issuer securities may include, without limitation, plans or proposals such as the following:

(1) dispositions of the Issuer securities through sales, transfers and other means of disposing of the securities; (2) causing the sale or transfer of assets of Issuer or any of its subsidiaries; (3) a change in the present board of directors or management of Issuer; (4) change in the capitalization or dividend policy of Issuer; (5) a change in Issuer's charter, bylaws or other corporate documents and instruments; (6) causing a class of securities of Issuer to be delisted or not traded on an exchange, system or association;
(7) a corporate transaction, such as a merger, reorganization or liquidation involving Issuer or any of its subsidiaries;(8) a joint venture, partnership or management arrangement impacting Issuer, or any of its subsidiaries and/or affiliate entities or persons; (9) acquisitions of additional securities of Issuer; (10) other changes in Issuer's business or corporate structure; and
(11) other actions similar to any of those listed above.

Reporting Person Mark D. Kucher intends to review his investment in the Issuer on a continuing basis and depending on various factors, including the Issuer's business, affairs and financial position, other developments concerning the Issuer, the price level of the Issuer's Common Stock, conditions in the securities markets and general economic and industry conditions, as well as other investment opportunities available to him, may in the future take such actions with respect to his investment in the Issuer as he deems appropriate in light of the circumstances existing from time to time.

Item 5. Interest in Securities of the Issuer.

(a) Reporting Person Mark D. Kucher beneficially owns 2,386,243 shares of common stock of Issuer, or approximately 13.90% of the outstanding shares of Issuer's common stock.

(b) The Reporting Person Mark D. Kucher has sole power to vote all shares set forth in Item 5(a), above.

(c) No transactions in the securities of the Issuer, other than those described herein, were effected by Mark D. Kucher since the most recent amended
Schedule 13D filing made by Mr. Kucher on January 7, 2002.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Michael D. Silberman, Mark Kucher and Kevin Dieball have not entered into any written agreement but have verbally agreed to vote their respective shares in uniformity with one another as to any issues that may come before the stockholders of the company. Further are consulting with one another regarding the issuer. The individuals completely agreed to act as set forth as of January 4, 2002.

The Proxy Agreement between Ernest C. Garcia II, Verde Capital Partners LLC, Verde Investments, Inc. and Michael Silberman was previously attached as an exhibit to the Schedule 13D filed by Ernest C. Garcia II, Verde Capital Partners LLC, Verde Investments, Inc. on February 8, 2002.

Jeffrey Peterson has not entered into any written agreement with Michael Silberman, Mark Kucher, Kevin Dieball, Ernest C. Garcia II, Verde Capital Partners LLC, and Verde Investments, Inc. Mr. Peterson made a verbal agreement to provide advice to the Silberman Group on February 21, 2002.


  Signature
  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

  Date February 22, 2002
  /S/ MARK D. KUCHER
  _____________________________________
  Mark D. Kucher
  CUSIP NO. 74833W-10-7

  The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

  Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).



KEVIN DIEBALL - CUSIP NO. 74833W-10-7

Item 1. Security and Issuer.

This Schedule 13D/A statement relates to shares of common stock, $.001 par value per share, of Quepasa.com, inc., a Nevada corporation. The Issuer's principal executive offices are located at 400 E. Van Buren, Fourth Floor, Phoenix, Arizona.

Item 2. Identity and Background.

  (a) Kevin Dieball
  (b) 11252 East Appaloosa, Scottsdale, Arizona 85259.
  (c) Present Principal Occupation: Reporting Person is a retired business professional.
  (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
  (e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.
  (f) The Reporting Person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Considerations.

(a) Reporting Person Kevin Dieball purchased shares of the issuer on the open market beginning on December 11, 2001. Reporting Person is not a 5% stockholder.

(b) Reporting Person Kevin Dieball purchased 410,000 shares of common stock in the Issuer for an aggregate amount of $85,798.00. The source of the funds for these purchases were personal funds of Reporting Person.

Item 4. Purposes of Transaction.

Reporting Person Kevin Dieball's purposes for joining in this filing, may include the following without limitation:

(1) dispositions of the Issuer securities through sales, transfers and other means of disposing of the securities; (2) causing the sale or transfer of assets of Issuer or any of its subsidiaries; (3) a change in the present board of directors or management of Issuer; (4) change in the capitalization or dividend policy of Issuer; (5) a change in Issuer's charter, bylaws or other corporate documents and instruments; (6) causing a class of securities of Issuer to be delisted or not traded on an exchange, system or association;
(7) a corporate transaction, such as a merger, reorganization or liquidation involving Issuer or any of its subsidiaries; (8) a joint venture, partnership or management arrangement impacting Issuer, or any of its subsidiaries and/or affiliate entities or persons; (9) acquisitions of additional securities of Issuer; (10) other changes in Issuer's business or corporate structure; and (11) other actions similar to any of those listed above.

Item 5. Interest in Securities of the Issuer.

(a) Reporting Person Kevin Dieball beneficially owns 410,000 shares of common stock of Issuer, or approximately 2.4% of the outstanding shares of Issuer's common stock.

(b) Reporting Person Kevin Dieball has sole power to vote all shares set forth in Item 5(a), above.

(c) No transactions in the securities of the Issuer, other than those described herein, were effected by Kevin Dieball since the most recent
Schedule 13D filing made by Mr. Dieball on January 7, 2002.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Michael D. Silberman, Mark Kucher and Kevin Dieball have not entered into any written agreement but have verbally agreed to vote their respective shares in uniformity with one another as to any issues that may come before the stockholders of the company. Further are consulting with one another regarding the issuer. The individuals completely agreed to act as set forth as of January 4, 2002.

The Proxy Agreement between Ernest C. Garcia II, Verde Capital Partners LLC, Verde Investments, Inc. and Michael Silberman was previously attached as an exhibit to the Schedule 13D filed by Ernest C. Garcia II, Verde Capital Partners LLC, Verde Investments, Inc. on February 8, 2002.

Jeffrey Peterson has not entered into any written agreement with Michael Silberman, Mark Kucher, Kevin Dieball, Ernest C. Garcia II, Verde Capital Partners LLC, and Verde Investments, Inc. Mr. Peterson made a verbal agreement to provide advice to the Silberman Group on February 21, 2002.


  Signature

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

  Date February 22, 2002
  /S/ KEVIN DIEBALL
  _____________________________________
  Kevin Dieball
  CUSIP NO. 74833W-10-7

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

ERNEST C. GARCIA - CUSIP NO. 74833W-10-7

Item 1. Security and Issuer.

This Schedule 13D/A statement relates to shares of common stock, $.001 par value per share, of Quepasa.com, Inc., a Nevada corporation. The Issuer's principal executive offices are located at 400 E. Van Buren, Fourth Floor, Phoenix, Arizona.

Item 2. Identity and Background.

(a) Ernest C. Garcia II
(b) 2575 E. Camelback Road, Suite 700, Phoenix, Arizona 85016.
(c) Present Principal Occupation: Reporting Person is President of Verde Capital Partners, LLC and Verde Investments, Inc.
(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.
(f) The Reporting Person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Considerations.

Mr. Garcia has not purchased any shares of Issuer since his most recent Schedule 13D filing made on February 8, 2002.

Item 4. Purposes of Transaction.

Reporting Person Garcia's purposes for joining the Silberman Group may include, without limitation, plans or proposals such as the following:

(1) dispositions of the Issuer securities through sales, transfers and other means of disposing of the securities; (2) causing the sale or transfer of assets of Issuer or any of its subsidiaries; (3) a change in the present board of directors or management of Issuer; (4) change in the capitalization or dividend policy of Issuer; (5) a change in Issuer's charter, bylaws or other corporate documents and instruments; (6) causing a class of securities of Issuer to be delisted or not traded on an exchange, system or association;
(7) a corporate transaction, such as a merger, reorganization or liquidation involving Issuer or any of its subsidiaries;(8) a joint venture, partnership or management arrangement impacting Issuer, or any of its subsidiaries and/or affiliate entities or persons; (9) acquisitions of additional securities of Issuer; (10) other changes in Issuer's business or corporate structure; and
(11) other actions similar to any of those listed above.


Item 5. Interest in Securities of the Issuer.

No transactions in the securities of the Issuer, other than those described herein, were effected by Mr. Garcia since the most recent
Schedule 13D filing made by Mr. Garcia on February 8, 2002.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Michael D. Silberman, Mark Kucher and Kevin Dieball have not entered into any written agreement but have verbally agreed to vote their respective shares in uniformity with one another as to any issues that may come before the stockholders of the company. Further are consulting with one another regarding the issuer. The individuals completely agreed to act as set forth as of January 4, 2002.

The Proxy Agreement between Ernest C. Garcia II, Verde Capital Partners LLC, Verde Investments, Inc. and Michael Silberman was previously attached as an exhibit to the Schedule 13D filed by Ernest C. Garcia II, Verde Capital Partners LLC, Verde Investments, Inc. on February 8, 2002.

Jeffrey Peterson has not entered into any written agreement with Michael Silberman, Mark Kucher, Kevin Dieball, Ernest C. Garcia II, Verde Capital Partners LLC, and Verde Investments, Inc. Mr. Peterson made a verbal agreement to provide advice to the Silberman Group on February 21, 2002.


  Signature
  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

  Date February 22, 2002
  /S/ ERNEST C. GARCIA II
  _____________________________________
  Ernest C. Garcia II
  CUSIP NO. 74833W-10-7

  The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

  Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

VERDE CAPITAL PARTNERS, LLC - CUSIP NO. 74833W-10-7

Item 1. Security and Issuer.

This Schedule 13D/A statement relates to shares of common stock, $.001 par value per share, of Quepasa.com, Inc., a Nevada corporation. The Issuer's principal executive offices are located at 400 E. Van Buren, Fourth Floor, Phoenix, Arizona.

Item 2. Identity and Background.

(a) Verde Capital Partners, LLC   (IRS: 86-0970811)
(b) 2575 E. Camelback Road, Suite 700, Phoenix, Arizona 85016.
(c) Present Principal Occupation: Verde Capital Partners LLL is principally engaged in the investment business.
(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.
(f) Verde Capital Partners LLC is a organized under the laws of Arizona.

Item 3. Source and Amount of Funds or Other Considerations.

Verde Capital Partners LLC has not purchased any shares of Issuer since its most recent Schedule 13D filing made on February 8, 2002.

Item 4. Purposes of Transaction.

Verde Capital Partners LLC purposes for joining the Silberman Group may include, without limitation, plans or proposals such as the following:

(1) dispositions of the Issuer securities through sales, transfers and other means of disposing of the securities; (2) causing the sale or transfer of assets of Issuer or any of its subsidiaries; (3) a change in the present board of directors or management of Issuer; (4) change in the capitalization or dividend policy of Issuer; (5) a change in Issuer's charter, bylaws or other corporate documents and instruments; (6) causing a class of securities of Issuer to be delisted or not traded on an exchange, system or association;
(7) a corporate transaction, such as a merger, reorganization or liquidation involving Issuer or any of its subsidiaries;(8) a joint venture, partnership or management arrangement impacting Issuer, or any of its subsidiaries and/or affiliate entities or persons; (9) acquisitions of additional securities of Issuer; (10) other changes in Issuer's business or corporate structure; and (11) other actions similar to any of those listed above.


Item 5. Interest in Securities of the Issuer.

No transactions in the securities of the Issuer, other than those described herein, were effected by Verde Capital Partners LLC since the most recent
Schedule 13D filing made on February 8, 2002.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Michael D. Silberman, Mark Kucher and Kevin Dieball have not entered into any written agreement but have verbally agreed to vote their respective shares in uniformity with one another as to any issues that may come before the stockholders of the company. Further are consulting with one another regarding the issuer. The individuals completely agreed to act as set forth as of January 4, 2002.

The Proxy Agreement between Ernest C. Garcia II, Verde Capital Partners LLC, Verde Investments, Inc. and Michael Silberman was previously attached as an exhibit to the Schedule 13D filed by Ernest C. Garcia II, Verde Capital Partners LLC, Verde Investments, Inc. on February 8, 2002.

Jeffrey Peterson has not entered into any written agreement with Michael Silberman, Mark Kucher, Kevin Dieball, Ernest C. Garcia II, Verde Capital Partners LLC, and Verde Investments, Inc. Mr. Peterson made a verbal agreement to provide advice to the Silberman Group on February 21, 2002.


  Signature
  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

  Date February 22, 2002
  /S/ Verde Capital Partners LLC
  _____________________________________
  Verde Capital Partners LLC
  CUSIP NO. 74833W-10-7

VERDE INVESTMENT, INC. - CUSIP NO. 74833W-10-7

Item 1. Security and Issuer.

This Schedule 13D/A statement relates to shares of common stock, $.001 par value per share, of Quepasa.com, Inc., a Nevada corporation. The Issuer's principal executive offices are located at 400 E. Van Buren, Fourth Floor, Phoenix, Arizona.

Item 2. Identity and Background.

(a) Verde Investment, Inc.   (IRS: 86-0706842)
(b) 2575 E. Camelback Road, Suite 700, Phoenix, Arizona 85016.
(c) Present Principal Occupation: Verde Investment, Inc. is principally engaged in real estate investment and development.
(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.
(f) Verde Investment, Inc. is organized under the laws of Arizona.

Item 3. Source and Amount of Funds or Other Considerations.

Verde Investment, Inc. has not purchased any shares of the Issuer since its most recent Schedule 13D filing made on February 8, 2002.

Item 4. Purposes of Transaction.

Verde Investment, Inc.'s purposes for joining the Silberman Group may include, without limitation, plans or proposals such as the following:

(1) dispositions of the Issuer securities through sales, transfers and other means of disposing of the securities; (2) causing the sale or transfer of assets of Issuer or any of its subsidiaries; (3) a change in the present board of directors or management of Issuer; (4) change in the capitalization or dividend policy of Issuer; (5) a change in Issuer's charter, bylaws or other corporate documents and instruments; (6) causing a class of securities of Issuer to be delisted or not traded on an exchange, system or association;
(7) a corporate transaction, such as a merger, reorganization or liquidation involving Issuer or any of its subsidiaries;(8) a joint venture, partnership or management arrangement impacting Issuer, or any of its subsidiaries and/or affiliate entities or persons; (9) acquisitions of additional securities of Issuer; (10) other changes in Issuer's business or corporate structure; and
(11) other actions similar to any of those listed above.


Item 5. Interest in Securities of the Issuer.

No transactions in the securities of the Issuer, other than those described herein, were effected by Verde Investment, Inc. since the most recent
Schedule 13D filing made on February 8, 2002.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Michael D. Silberman, Mark Kucher and Kevin Dieball have not entered into any written agreement but have verbally agreed to vote their respective shares in uniformity with one another as to any issues that may come before the stockholders of the company. Further are consulting with one another regarding the issuer. The individuals completely agreed to act as set forth as of January 4, 2002.

The Proxy Agreement between Ernest C. Garcia II, Verde Capital Partners LLC, Verde Investments, Inc. and Michael Silberman was previously attached as an exhibit to the Schedule 13D filed by Ernest C. Garcia II, Verde Capital Partners LLC, Verde Investments, Inc. on February 8, 2002.

Jeffrey Peterson has not entered into any written agreement with Michael Silberman, Mark Kucher, Kevin Dieball, Ernest C. Garcia II, Verde Capital Partners LLC, and Verde Investments, Inc. Mr. Peterson made a verbal agreement to provide advice to the Silberman Group on February 21, 2002.


  Signature
  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

  Date February 22, 2002
  /S/ Verde Investment, Inc.
  _____________________________________
  Verde Investment, Inc.
  CUSIP NO. 74833W-10-7

JEFFREY PETERSON

Item 1. Security and Issuer.

This Schedule 13D/A statement relates to shares of common stock, $.001 par value per share, of Quepasa.com, Inc., a Nevada corporation. The Issuer's principal executive offices are located at 400 E. Van Buren, Fourth Floor, Phoenix, Arizona.

Item 2. Identity and Background.

(a) Jeffrey Peterson
(b) 6510 N. 14th Place Phoenix, AZ 85014.
(c) Present Principal Occupation: Reporting Person is President/CEO of Vayala Corporation.
(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.
(f) The Reporting Person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Considerations.

Mr. Peterson has not purchased any shares of Issuer, other than joining the Silberman Group. Mr. Peterson paid no money for joining the Silberman Group.

Item 4. Purposes of Transaction.

Reporting Person Peterson's purposes for joining the Silberman Group may include, without limitation, plans or proposals such as the following:

(1) dispositions of the Issuer securities through sales, transfers and other means of disposing of the securities; (2) causing the sale or transfer of assets of Issuer or any of its subsidiaries; (3) a change in the present board of directors or management of Issuer; (4) change in the capitalization or dividend policy of Issuer; (5) a change in Issuer's charter, bylaws or other corporate documents and instruments; (6) causing a class of securities of Issuer to be delisted or not traded on an exchange, system or association;
(7) a corporate transaction, such as a merger, reorganization or liquidation involving Issuer or any of its subsidiaries;(8) a joint venture, partnership or management arrangement impacting Issuer, or any of its subsidiaries and/or affiliate entities or persons; (9) acquisitions of additional securities of Issuer; (10) other changes in Issuer's business or corporate structure; and
(11) other actions similar to any of those listed above.


Item 5. Interest in Securities of the Issuer.

No transactions in the securities of the Issuer, other than those described herein, were effected by Mr. Peterson during the past sixty days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Michael D. Silberman, Mark Kucher and Kevin Dieball have not entered into any written agreement but have verbally agreed to vote their respective shares in uniformity with one another as to any issues that may come before the stockholders of the company. Further are consulting with one another regarding the issuer. The individuals completely agreed to act as set forth as of January 4, 2002.

The Proxy Agreement between Ernest C. Garcia II, Verde Capital Partners LLC, Verde Investments, Inc. and Michael Silberman was previously attached as an exhibit to the Schedule 13D filed by Ernest C. Garcia II, Verde Capital Partners LLC, Verde Investments, Inc. on February 8, 2002.

Jeffrey Peterson has not entered into any written agreement with Michael Silberman, Mark Kucher, Kevin Dieball, Ernest C. Garcia II, Verde Capital Partners LLC, and Verde Investments, Inc. Mr. Peterson made a verbal agreement to provide advice to the Silberman Group on February 21, 2002.


  Signature
  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

  Date February 22, 2002
  /S/ JEFFREY PETERSON
  _____________________________________
  Jeffrey Peterson
  CUSIP NO. 74833W-10-7

  The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

  Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).


AGREEMENT TO FILE STATEMENT 13D/A ON BEHALF OF ALL INDIVIDUALS
NAMED

All of the following reporting persons and individuals hereby agree to file this 13D/A statement jointly on behalf of each of them.

  Date:                   February 22, 2002

  Michael D. Silberman:   /S/ MICHAEL D. SILBERMAN
                          ________________________

  Mark Kucher:            /S/ MARK KUCHER
                          ________________________

  Kevin Dieball:          /S/ KEVIN DIEBALL
                          ________________________

  Ernest C. Garcia II    /S/ ERNEST C. GARCIA II

                          _________________________

  Verde Capital Partners, LLC /S/  VERDE CAPITAL PARTNERS, LLC

                           _________________________

  Verde Investments, Inc.  /S/  VERDE INVESTMENT, INC.

                            __________________________


   Jeffrey Peterson -     /S/ JEFFREY PETERSON